FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*

As of close of fiscal year)

================================================================================

                             Amounts as to                 Names of

    Title of issue         which registration            Exchanges on

                              is effective             which registered

   N/A                        N/A                        N/A

================================================================================

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

HON. PAMELA WALLIN, BRIAN SCHUMACHER OR DAVID MURCHISON

Canadian Consulate General

1251 Avenue of the Americas

New York, N.Y. 10020

Copies to:

JOHN W. WHITE	JOHN DICAIRE
Cravath, Swaine & Moore	Assistant Deputy Minister
Worldwide Plaza	Treasury Division
825 Eighth Avenue	Province of New Brunswick
New York, NY 10019	P.O. Box 6000
Fredericton, New Brunswick Canada E3B 5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

1

     This amendment to the annual report of the Province of New Brunswick on Form 18-K/A for the year ended March 31, 2003 comprises:

(a)  Pages numbered 1 to 4 consecutively.

(b)  The following exhibit:

     Exhibit (ii):  Audited Financial Statements of New Brunswick Power Corporation for the year ended March 31, 2004

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, Canada on the 12th day of August, 2004.

                                          PROVINCE OF NEW BRUNSWICK

                                            By  /s/ John Dicaire

                                               --------------------------

                                               Name:  John Dicaire

                                               Title: Assistant Deputy

                                                      Minister

                                                      Treasury Division

3

                                 EXHIBIT INDEX

         Exhibit (ii):  Audited Financial Statements of the New Brunswick Power Corporation for the year ended March 31, 2004.

4

NEW BRUNSWICK POWER CORPORATION AUDITORS' REPORT

AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

Deloitte.

Deloitte & Touche LLP
Brunswick House
44 Chipman Hill, 7th Floor
P.O. Box 6549
Saint John NB E2L 4R9
Canada
Tel: (506) 632-1080
Fax: (506) 632-1210
www.deloitte.ca

AUDITORS' REPORT

The Honourable Hermenegilde Chiasson
Lieutenant Governor of New Brunswick
Fredericton, New Brunswick

Sir:

We have audited the consolidated balance sheet of New Brunswick Power Corporation as at March 31, 2004 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

May 17, 2004

Member of
Deloitte Touche Tohmatsu

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
For the year ended March 31, 2004
(in millions)

	2004		2003

REVENUES

Sales of power (Note 2)
In-province	$ 1,009		$ 993
Out-of-province	246		227
Miscellaneous	56		53
		1,311		1,273

EXPENSES

Fuel and purchased power	467		528
Operation, maintenance and administration	388		364
Amortization and decommissioning (Note 3)	213		216
Write-off of fuel handling system costs (Note 4)	44		-
		1,112		1,108

Income before finance charges		199		165

Finance charges (Note 5)		217		242

NET LOSS FOR THE YEAR		(18)		(77)

DEFICIT

BEGINNING OF YEAR		(177)		(100)

END OF YEAR		$ (195)		$ (177)

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED BALANCE SHEET
as at March 31, 2004
(in millions)

		2004	2003

CURRENT ASSETS

Cash and short-term investments (Note 6)		$ 7	$ 62
Accounts receivable		181	188
Materials, supplies and fuel		96	98
Prepaid expenses		3	7

		287	355

PROPERTY, PLANT AND EQUIPMENT (Note 7)

Land, buildings, plant and equipment, at cost		6,016	5,607
Less: accumulated amortization		2,870	2,725

		3,146	2,882

LONG-TERM ASSETS

Nuclear decommissioning and used fuel management
funds (Note 8)		176	20

DEFERRED CHARGES

Deferred debt costs, less amounts amortized		50	56
Deferred pension benefit (Note 9)		67	68
Other deferred charges		3	6
		120	130

		$ 3,729	$ 3,387

ON BEHALF OF NEW BRUNSWICK POWER CORPORATION

/s/ Leon Furlong	Chairman

/s/ David Hay	President and Chief Executive Officer

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED BALANCE SHEET
as at March 31, 2004
(in millions)

	2004	2003

CURRENT LIABILITIES

Short-term indebtedness (Note 11)	$ 477	$ 295
Accounts payable and accruals	201	184
Accrued interest	70	71
Current portion of long-term debt (Note 10)	69	132

	817	682

LONG-TERM DEBT (Note 10)

Debentures and other loans	3,217	2,999
Less: sinking funds	403	387

	2,814	2,612

DEFERRED LIABILITIES

Plant decommissioning and
used nuclear fuel management (Note 12)	240	225
Other (Note 13)	53	45

	293	270

DEFICIT

Deficit	(195)	(177)

	$ 3,729	$ 3,387

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
For the year ended March 31, 2004
(in millions)

	2004	2003

NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES :

OPERATING

Net loss for the year	$ (18)	$ (77)
Amounts charged or credited to operations not
requiring a current cash payment (Note 14)	274	216

	256	139

Nuclear decommissioning and used fuel management
funds installments and earnings	(156)	(20)
Decommissioning liability expenditures	(3)	(1)
Additions to deferred charges	(5)	(6)
Net change in non-cash working capital balances	29	14

	121	126

INVESTING

Expenditure on property, plant and equipment	(504)	(217)
Proceeds on disposal and customer contributions	7	5

	(497)	(212)

FINANCING

Debt retirements net of sinking fund proceeds	(102)	(829)
Sinking fund installments and earnings	(55)	(56)
Proceeds from long-term debt obligations	296	721
Increase in short-term indebtedness	182	295

	321	131

NET CASH INFLOW (OUTFLOW)	(55)	45

CASH AND SHORT-TERM INVESTMENTS

BEGINNING OF YEAR	62	17

END OF YEAR	$ 7	$ 62

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES

The New Brunswick Power Corporation ("the Corporation"), established in 1920 as a Crown Corporation of the Province of New Brunswick by enactment of the New Brunswick Electric Power Act, has a corporate mission to provide for the continuous supply of energy adequate for the needs and future development of the Province and to promote economy and efficiency in the generation, distribution, supply, sale and use of power.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with that of the preceding year.  The financial statements include the accounts of the Corporation and those of its wholly owned subsidiary, NB Coal Limited  (NB Coal).

a.

Regulation

The Corporation is regulated under a system whereby annual average rate increases greater than three percent, or the Consumer Price Index, whichever is higher, require regulatory review by the Board of Commissioners of Public Utilities of the Province of New Brunswick (Public Utilities Board). The Corporation must also apply to the Public Utilities Board before making any expenditure greater that $75 million in relation to upgrading, maintaining or decommissioning a generating facility.

b.

Property, plant and equipment

The cost of additions to property, plant and equipment is the original cost of contracted services, direct labour and material, interest on funds used during construction and indirect charges for administration and other expenses, less credits for the value of power generated during commissioning.   Property, plant and equipment also includes the present value of asset retirement obligations related to the disposal of used nuclear fuel and decommissioning of the nuclear and thermal generating stations.

Interest during construction is capitalized monthly based on the cost of long-term borrowings.  When significant assets are removed from service for extended periods of time for refurbishment, interest during construction is charged based on the net book value of the asset concerned.

Contributions in aid of construction , which include amounts received from customers as well as research and development grants in respect of new facilities, are netted against the cost of related assets.  Amounts received from customers are being amortized over the estimated service lives of the related assets.

The cost of distribution assets retired, net of dismantlement and salvage, is charged to accumulated amortization.  For all other property, plant and equipment dispositions, the cost and accumulated amortization is removed from the accounts , with the gain or loss on disposal being reflected in income.
5

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Property, plant and equipment (continued)

Amortization is provided for all assets sufficient to amortize the cost of such assets, less estimated salvage value, over their estimated service lives.  The estimated service lives of fixed assets are periodically reviewed and any changes are applied prospectively.  Amortization is suspended when significant assets are removed from service for extended periods for refurbishment.  Amortization is provided on certain mining equipment on an increasing charge basis, the amortization amount being based on the amount of related debt retirement required during the year.  All other assets are amortized on a straight-line basis.  Amortization is provided on the net cost of property, plant and equipment in respect of which grants have been provided and on amounts contributed by customers.

The main categories of property, plant and equipment are being amortized based on the following average estimated service lives:

Assets	Years
Hydro Generating Facilities	70 *
Thermal Generating Stations	35
Nuclear Generating Station	27
Combustion Turbine Generating Stations	25
Terminals and Substations	40
Transmission System	35 - 55
Distribution System	10 - 35
Buildings
- General	40
- Head Office	50
Communications and Computer Systems Mining Equipment Motor Vehicles	3 - 15 20 - 35 4 - 10

*Components of the hydro generating facilities have service lives between 35 - 100 years

         c.      Cash and short-term investments

Cash and short-term investments, which are stated at cost, consist of balances with banks and investments in money market instruments.

d.

Inventories

Inventories of materials and supplies, and fuel, other than nuclear fuel, are valued at average cost.  Nuclear fuel is valued at cost using the first-in, first-out method.
6

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

Deferred debt costs

The Corporation amortizes debenture discounts and premiums, the expenses of issues, and the deferred interest related to debt refinancing, over the lives of the issues to which they pertain.

f.

Foreign exchange transactions

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian (CDN ) dollars at rates of exchange prevailing at the balance sheet date except where such items have been hedged by the acquisition of a forward exchange contract, in which case the rate established by the terms of the contract is used in the translation.  Exchange gains and losses resulting from foreign currency translation are reflected in income.

g.

Long-term debt

Long-term debt is recorded on the balance sheet at cost.  The estimated fair value of long-term debt is disclosed in the notes to the financial statements using market values or estimates of market values based on debt with similar terms and maturities.  The estimated fair value does not include costs that would be incurred to exchange or settle the debt.

h.

Sinking funds

The Minister of Finance of the Province of New Brunswick, as Trustee for the Corporation, maintains sinking funds for all debenture issues.  Sinking fund earnings are reflected in the Corporation's income and sinking fund investments are deducted from long-term debt as a legally enforceable right to offset exists.

i .      Asset Retirement Obligations

Nuclear and Thermal Generating Stations

In order to provide for the estimated future costs of permanently disposing of used nuclear fuel and decommissioning the nuclear and thermal generating stations to return the sites to a state of unrestricted use, the Corporation recognizes these liabilities taking into account the time value of money.

The following costs have been recognized as a liability as at March 31, 2004:

  The estimated present value of the costs of decommissioning the nuclear and thermal generating stations at the end of their useful lives

  The estimated present value of the fixed cost portion of used nuclear fuel management activities that are required regardless of the volume of fuel consumed

  The estimated present value of the variable cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2004

The liability for used nuclear fuel management is increased for nuclear fuel bundles used  each year with the corresponding amounts charged to operations through fuel expense.
7

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

i.       Asset Retirement Obligations (continued)

The liabilities for nuclear and thermal plant decommissioning and used nuclear fuel management are increased for the passage of time by calculating accretion (interest) on the liabilities. The accretion expense is calculated using the Corporation's credit adjusted risk free rate and is included with amortization expense.

The calculations of the anticipated future costs are based on detailed studies which take into account various assumptions regarding the method and timing of dismantlement of the nuclear and thermal generating stations, the cost of transportation of nuclear material to permanent disposal facilities, and estimates of inflation rates in the future.

Expenditures incurred on a current basis relating to used nuclear fuel management and plant decommissioning are charged against the deferred liability accounts.

In view of potential developments in the technology of decommissioning and used nuclear fuel management, and because of the various assumptions and estimates inherent in the calculations, the Corporation reviews such calculations periodically.

Hydro Generating Stations

The Corporation currently has no intention of decommissioning its hydro generating stations. With either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. Therefore, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligations cannot be made at this time.  If, at some future date, it becomes possible to estimate the fair value cost of removing assets that the Corporation is legally required to remove, an asset retirement obligation will be recognized at that time.

Transmission and Distribution Assets

Although some of the Corporation's transmission and distribution assets may have asset retirement obligations, the Corporation expects to use the majority of its transmission and distribution assets for an indefinite period of time.  Therefore, no removal date can be determined and consequently a reasonable estimate of the fair value of any  related asset retirement obligation cannot be made at this time. If, at some future date, it becomes possible to estimate the fair value cost of removing assets that the Corporation is legally required to remove, an asset retirement obligation will be recognized at that time.

j .

Pension plans

Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan.  This multi-employer, defined benefit plan provides pensions based on length of service and the average of the highest five consecutive years of earnings.  Pension benefits paid are escalated each year based on the Consumer Price Index to a maximum of 5 or 6% depending on retirement date.  The Corporation and its employees make contributions to the plan as prescribed in the Public Service Superannuation Act and its regulations.  NB Coal maintains a private defined benefit pension plan for its employees.
8

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

j .

Pension plans (continued)

Under both plans, future salary levels affect the amount of employee future benefits, and therefore the projected benefit method pro-rated on services has been used to determine the accrued benefit obligation. The expected return on plan assets is based on the fair value of plan assets.  Actuarial gains or losses in excess of 10% of the greater of the accrued  benefit obligation and the fair value of the plan assets at the beginning of the year are amortized over the expected average remaining service life of the employee group.  The transitional asset (fair market value of the plan assets less the accrued benefit obligation as determined at April 1, 2000), is also amortized over the average remaining service life of the employee group.

k ..

Retirement  allowance

The Corporation has a retirement allowance program for employees that provides a lump-sum payment equal to one week of pay for each full year of employment to a maximum of 26 weeks of pay. Actuarial calculations are prepared to determine the amount of the Corporation's obligations for retirement allowances.  The actuarial method used incorporates management's best estimate assumptions to determine the present value of the accrued retirement allowance obligation based on projections of salaries and wages to normal retirement dates. The actuarial present value of accrued retirement allowance obligations for past service is amortized on a straight-line basis over the expected average remaining service life of the employee group.

l .

Early retirement programs

The total cost of such programs is charged to income in the year the program is initiated, irrespective of when payments are actually made.

m .

Revenue

Billings to residential and general service customers are rendered monthly on a cyclical basis.  All other customers are billed at the end of each month.  Revenue in respect of items not billed at the end of a fiscal period is estimated and accrued.

n .

Derivative financial instruments

In accordance with its hedging policies and objectives, the Corporation only enters into derivative financial instruments to manage underlying exposures.  The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its hedging objectives and strategy underlying various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific forecasted transactions.

Hedge accounting , which allows deferral of gains and losses until settlement, is applied when the derivative instrument is designated as a hedge and the derivative is expected to be effective throughout the life of the hedged item.  Effectiveness is achieved when changes in the cash flows or fair value of the derivative instrument substantially offset changes in the cash flows or fair value of the hedged item. The Corporation assesses both at inception and on an ongoing basis whether the derivatives used in hedging transactions are effective.
9

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

n .

Derivative financial instruments (continued)

Effective derivatives that meet hedge criteria are not recorded on the balance sheet and any gain or losses on these instruments are deferred and only recognized at the settlement date. Derivative instruments not meeting hedge criteria are accounted for on the balance sheet at fair value and subsequent changes in fair value are recorded in earnings.

If a derivative instrument ceases to exist and is not replaced as part of the Corporation's hedging strategy, the termination gain or loss is deferred and recognized when the gain or loss of the hedged item is recognized. If a hedged item ceases to exist or is no longer probable of occurring, any previously deferred gains or losses associated with a derivative instrument are recognized in earnings. If a hedging relationship is terminated or ceases to be effective, any previously deferred gains or losses are carried forward and recognized in earnings in the same period as the hedged item and any subsequent gains or losses on the fair value of the instrument are recognized in earnings.

The Corporation periodically uses derivative financial instruments to manage the following risks:

  Interest rates

  Foreign currency exchange rates

  Oil and natural gas prices

Interest Rates and Foreign Currency Exchange Rates

The Corporation enters into interest rate swaps to hedge against the interest rate exposure associated with the future issuance of debt ..   The gains or losses on these interest rate swaps that meet the hedge criteria are accounted for on a settlement basis and are recognized only when the debt is refinanced. The resulting gains or losses are deferred and amortized to interest expense over the new debt term.

The Corporation enters into Canadian dollar - US dollar forward contracts or Canadian dollar - US dollar cross currency interest rate swaps to hedge exchange risk related to forecasted US dollar purchases, and interest and principal obligations on US dollar denominated long-term debt.

Gains or losses on forward contracts hedging forecasted US dollar purchases are deferred and recognized at the settlement date as part of the underlying item.  In the event that a forward contract is terminated the realized gain or loss would be recognized under deferred assets or liabilities and recognized in income at the settlement date of the related underlying item.

Gains or losses on forward contracts and cross currency interest rate swaps hedging US dollar interest and principal obligations are recognized through income at the settlement date.  Interest is accrued at the hedged rate and outstanding US dollar denominated debt is translated to Canadian dollars at the hedged rate.  In the event that a cross currency interest rate swap is terminated, the realized gain or loss would be recognized under deferred assets or liabilities and amortized over the debt term.
10

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

n .

Derivative financial instruments (continued)

The Corporation has also assigned certain US dollar denominated sinking fund assets to provide a hedge against outstanding US dollar debentures.  The sinking fund assets and outstanding debentures are translated to Canadian dollars at the current exchange rate with the resulting gains or losses recorded in income in the current period.

Oil and Natural Gas Prices

The Corporation enters into oil and natural gas swaps to hedge the anticipated exposure related to changes in the cost of heavy fuel oil in the operations of its generating stations and on a purchase contract largely based on natural gas prices.

Gains or losses on these swaps are recognized at the settlement dates as an adjustment to the fuel or purchased power expense.

o .

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.  Actual results could differ from the estimates.

2.

REVENUES

a)

Power sales to the Province of New Brunswick and other government owned organizations are recorded and paid at normal commercial rates.

b)

Total revenue includes $84 million (2003 - $135 million) of sales to customers in the United States.

3.

   AMORTIZATION AND DECOMMISSIONING

	2004	2003

Amortization	$ 196	$ 190
Decommissioning	17	26
	$ 213	$ 216

During 2003, an environmental liability for $11 million related to NB Coal was setup and charged to decommissioning expense.

11

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

4.      WRITE-OFF OF FUEL HANDLING SYSTEM COSTS

The Corporation received environmental approvals and commenced a project in December 2002 to refurbish the 998 megawatt Coleson Cove Generating Station to extend it s life and convert it to burn Orimulsion(r) fuel.

The project also included development and construction of facilities and pipeline capable of handling Orimulsion(r) fuel .   The Corporation had signed a memorandum of understanding for the development of these facilities. The site chosen required investment in a fixed jetty, storage tanks, pumping , and piping to the existing pipelines used to transport heavy oil to the generating station.

Expenses incurred to March 31, 2004 on the fuel delivery system amounted to $47 million ($1 million - 2003). The availability of Orimulsion(r)  fuel is currently uncertain ..  The method chosen to deliver the Orimulsion(r) fuel will be determined in conjunction with the pending resolution of the supply contract negotiations for Orimulsion(r) fuel .  Of the $47 million, $44 million is not expected to provide future service value and has been expensed in the year ended March 31, 2004, while $3 million remains in construction-in-progress, pending resolution of the supply contract negotiations for Orimulsion(r) fuel and evaluation of fuel delivery options (See Note 16).

5.

FINANCE CHARGES

	2004	2003

Interest expense	$ 240	$ 256
Less: Income from sinking funds, trust funds, and other i nvestments	(31)	(27)
	209	229

Provincial government guarantee fee	20	19
Amortization of deferred debt costs	7	6
Unrealized foreign exchange gains	(1)	(3)
Realized foreign exchange (gains) losses	(2)	1
	233	252
Less: Interest capitalized	(16)	(10)
	$ 217	$ 242

Interest paid on debt during the year was $238 million (2003 - $255 million). Interest received on investments during the year was  $27 million (2003 - $23 million).

6.

CASH AND SHORT-TERM INVESTMENTS

	2004	2003

Cash	$ 4	$ 60
Short-term investments	3	2
	$ 7	$ 62

12

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

7.

PROPERTY, PLANT AND EQUIPMENT

		2004			2003
	Cost		Accumulated amortization	Cost		Accumulated amortization
Power generating stations	$ 3,742		$ 2,052	$ 3,731		$ 1,926
Transmission system	284		132	278		126
Terminals and substations	428		220	417		213
Distribution system	709		296	719		306
Buildings and properties	59		30	58		29
Communications and computer systems	86		42	79		34
Mining equipment and related assets	53		52	53		49
Motor vehicles	50		32	50		30
Miscellaneous assets	18		14	17		12
Construction-in-progress*	587		-	205		-
	$ 6,016		$ 2,870	$ 5,607		$ 2,725

*Construction-in-progress at March 31, 2004 includes $71 million (2003 - $59 million) of expenditures on the Point Lepreau Generating Station Refurbishment Project.   Management's  forecasted total construction cost for the project is $9 40 million ..  The project has not received final approval.

Construction-in-progress at March 31, 2004 also includes $467 million (2003 - $106 million) of expenditures on the Coleson Cove Generating Station Refurbishment Project.  Management's  forecasted total construction cost for the project is $672 million, which may increase pending resolution of the supply contract negotiations for Orimulsion(r) fuel and evaluation of fuel delivery options.  In addition, $44 million has been written off (See Note 4).

13

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

8.

NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS

Used Nuclear Fuel Management Funds The used nuclear fuel management trust funds are comprised of:	2004	2003
1. The Corporation has established a used nuclear fuel segregated fund held in a custodial account to meet the license conditions of the Point Lepreau Generating Station set by the Canadian Nuclear Safety Commission (CNSC).	$ 76	$ -

2. The Corporation has also established a trust fund pursuant to the Federal Nuclear Fuel Waste Act (NFWA) . I n accordance with the NFWA, the Nuclear Waste Management Organization was formed to prepare and review alternatives, and provide recommendations for long-term management of nuclear waste.  This submission is to occur within three years of the NFWA coming into force.  The federal government will determine the strategy for dealing with the long-term management of used nuclear fuel based on submitted plans.

The NFWA requires major owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The NFWA requires the Corporation to contribute $4 million annually for the next two years to its trust fund.  Further funding requirements beyond this time will be based on the plan chosen.  The funds contained in the  established fund to meet the license conditions of the generating station described above will also be used to meet these requirements.

	24	20
	100	20
Nuclear Decomissioning Fund
The Corporation has established a decommissioning segregated fund held in a custodial account to meet the license conditions for the Point Lepreau Generating Station set by the CNSC.	76	-
	$ 176	$ 20

14

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

9.

DEFERRED PENSION BENEFIT

Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan (Public Service Plan) as described in Note 1 j .  Pension assets and liabilities for the Public Service Plan are measured as at March 31, 2004 while the assets and liabilities for the NB Coal plan are measured as at December, 31, 2003.  The most recent actuarial valuation done for funding purposes for the Public Service Plan was April 1, 2002. The next valuation for funding purposes is required to be completed as at April 1, 2005.

The significant assumptions of management include the following:

  Discount rate used at March 31, 2004 to determine the accrued benefit obligation - 6.5% (March 2003 - 6.5%)

  Expected long-term rate of return on plan assets - 7.5%

  Salary increases - 2.5%

The costs recognized for the year are:

	2004	2003
Current service cost	$ 13	$ 12
Interest on accrued benefit obligation	50	45
Actual (gain) or loss on plan assets	(153)	52
Difference between actual and expected return on plan assets	106	(103)
Amortization of gain/losses and transitional surplus	8	(1)
Costs recognized	$ 24	$ 5

The status of the assets and obligations of the Corporation's share of the Public Service Plan and NB Coal's private plan as at March 31, 2004 was as follows:

	2004	2003
Pension fund assets at fair value	$ 778	$ 621
Accrued benefit obligation	810	756
Pension deficit	(32)	(135)
Unamortized transitional obligation	(40)	(44)
Unamortized losses	139	247
Pension asset	$ 67	$ 68

In accordance with prescribed regulations, employees contributed $10 million (2003 - $10 million)    and the Corporation contributed $ 2 3 million to the plan (2003 - $12 million) during the year.  Total contributions to date in excess of pension expense , in the amount of $67 million (2003 - $68 million) , have been recorded as an asset under deferred charges.

15

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

10.

LONG-TERM DEBT

	2004	2003

Debenture guaranteed by the Province of New Brunswick	$ 125	$ 125
Debentures held by the Province of New Brunswick	3,155	2,998
Other loans	6	8

	3,286	3,131
Less: payments due within one year	69	132

Long-term debt	3,217	2,999

Less: s inking funds	403	387

	$ 2,814	$ 2,612

         Debentures

Date of maturity	Average Coupon Rate	Canadian	US	2004	2003
Years ending:
March 31, 2004	7.5%				100
March 31, 2005	2.7%	36	-	36	-
March 31, 2006	5.7%	436	-	436	400
March 31, 2007	5.6%	106	-	106	70
March 31, 2008	4.7%	39	317	356	317
March 31, 2009	7.3%	275	-	275	-
1-5 years	5.7%	892	317	1,209	887
6-10 years	7.2%	1,275	319	1,594	1,459
11-30 years	8.8%	150	327	477	777

Debentures		$ 2,317	$ 963	$ 3,280	$ 3,123

Loans payable in annual installments of principal and interest at rates varying from 4.5% to 8.26% per annum to the year 2011.				6	8
Total long-term debt				$ 3,286	$ 3,131

The weighted average coupon interest rate on all debentures outstanding at March 31, 2004 is 6.89% (2003 - 7.24%).

The US dollar debenture balance outstanding at March 31, 2004 is US $650 million (2003 - $650 million).

16

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

10.

LONG-TERM DEBT (continued)

Long-term debt and sinking fund obligations

Long-term debt principal and sinking fund obligations with respect to debt outstanding at March 31, 2004 are as follows for the five years ending March 31, 2009:

Year ending March 31, 2005	$ 69
Year ending March 31, 2006	469
Year ending March 31, 2007	134
Year ending March 31, 2008	380
Year ending March 31, 2009	297

Cross-currency interest rate swaps

a)

7.625% Debentures, due February 2013 - US $100 million

With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with Canadian banks that results in an effective fixed interest rate of 7.75125% on CDN $159 million.

b)

6.75% Debentures, due August 2013 - US $100 million

With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with Canadian banks that results in an effective fixed interest rate of 6.80025% on CDN $159 million.

c)

3.50% Debentures, due October 2007 - US $200 million

With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with the Province of New Brunswick that results in an effective fixed interest rate of 4.7925% on CDN $317 million.

Guarantee fee

The Corporation pays an annual guarantee fee to the Province of New Brunswick, amounting to 0.6489% of the total of long-term debt guaranteed by the Province, debentures held by the Province and short-term indebtedness to the Province, less the balance held in sinking funds, measured as at the previous year end.

11.

SHORT-TERM INDEBTEDNESS

The Corporation borrows funds for temporary purposes from the Province of New Brunswick.  The short-term borrowings from the Province of New Brunswick are $477 million at March 31, 2004  (2003 - $295 million).

The Corporation may also borrow from banks from time to time.  Such borrowings are payable on demand.  The Corporation has $89 million in bank lines of credit available for short-term borrowings, guaranteed by the Province of New Brunswick ..

NB Coal has bank lines of credit totaling $4 million, which are secured by a general assignment of book debts.

17

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

12.

PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT

The Corporation's nuclear generating station produces used nuclear fuel in the form of radioactive  fuel bundles. The used nuclear fuel will need to be disposed of and the nuclear station will need to be dismantled and decommissioned at the end of its service life.

The Corporation also provides for decommissioning its thermal generating stations at the end of their useful lives.

The liability for plant decommissioning and used nuclear fuel management consists of the following:

	2004	2003
Used Nuclear Fuel Management
Balance, beginning of year	$ 61	$ 56
Add: Liabilities incurred	1	1
Add: Accretion expense	4	4
Balance, end of year	66	61

Nuclear Decommissioning
Balance, beginning of year	129	120
Add: Accretion expense	9	9
Balance, end of year	138	129

Thermal Decommissioning
Balance, beginning of year	35	33
Add: Accretion expense	2	2
Less: Expenditures	1	-
Balance, end of year	36	35

Total plant decommissioning and used nuclear fuel management liability at end of year	$ 240	$ 225

Liability for Used Nuclear Fuel Management

The liability for used nuclear fuel management costs represents the cost of managing the radioactive used nuclear fuel bundles generated by the nuclear station.   The liability is partially funded (See Note 8). Th e key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $454 million

  The management of the used nuclear fuel will require cash expenditures until 2047 to settle the liability

  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%

  The end of the service life of the station is 2010

18

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

12.

PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT (continued)

Liability for Nuclear Decommissioning

The liability for nuclear decommissioning represents the costs of decommissioning the nuclear generating station after the end of its service life.   The liability is partially funded (See Note 8). The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $478 million

  The decommissioning of the nuclear generating station will require cash expenditures until 2052 to settle the liability

  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%

  The end of the service life of the station is 2010

Liability for Thermal Decommissioning

The liability for thermal decommissioning represents the costs of decommissioning the thermal generating stations after the end of their service lives.   The liability is not funded. The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $94 million

  The decommissioning of the thermal generating stations will require cash expenditures until 2033 to settle the liability

  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%

13.

DEFERRED LIABILITIES - OTHER

	2004	2003

Early retirement programs	$ 30	$ 24
Retirement allowance program	15	13
Other future employee benefits payable	1	1
NB Coal environmental liability	10	11

	56	49
Less: a mounts due within one year	3	4
	$ 53	$ 45

19

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

13.

DEFERRED LIABILITIES - OTHER (continued)

Retirement Allowance Liability

The interest rate used in the calculation of this obligation was 6.5% and the assumed rate of salary escalation was 2.5%.  The latest actuarial calculation was completed as at April 1, 2003.

The retirement allowance obligation as at March 31, 2004 is  $28 million (2003 - $27 million).  The retirement allowance expense for the year ended March 31, 2004 was  $4 million (2003 - $4 million). The cumulative amount expensed in excess of amounts paid out under the retirement allowance program has been set up as a deferred liability.

NB Coal Environmental Liability

During the prior year, the Corporation and its subsidiary, NB Coal, developed a long-term plan to treat acidic water drainage from an inactive mine.  The plan involves building a permanent water treatment facility which will be used to treat the site for as long as required.   In 2003, NB Coal recognized an environmental liability equal to the net present value of the expected future costs.

	2004	2003

Balance, beginning of year	$ 11	$ -
Add: Liabilities incurred	-	11
Add: Accretion expense	1	1
Less: Expenditures	2	1
Balance, end of year	$ 10	$ 11

14.

AMOUNTS CHARGED OR CREDITED TO OPERATIONS NOT REQUIRING A CURRENT CASH PAYMENT

	2004	2003

Amortization and decommissioning	$ 213	$ 216
Amortization of deferred debt costs	7	6
Unrealized foreign exchange gains	(1)	(3)
Used nuclear fuel liabilities incurred	1	1
Retirement expenses less related funding	7	3
Pension expenses less related funding	1	(7)
Write-off of fuel handling system costs	44	-
Other	2	-
	$ 274	$ 216

20

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

15.

FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of financial instruments have been estimated by reference to quoted market prices or from valuations supplied by counter-parties for actual or similar instruments at the fiscal year-end,  unless otherwise noted.

Interest rate and foreign exchange risk management

At March 31, 2004, the Corporation had outstanding forward cross-currency interest rate swaps effectively hedging principal and interest payments as follows:

	2004	2003
Cross-Currency Interest Rate Swaps

US debt amount (in millions)	$ 400	$ 400
Weighted average interest rate	6.04%	6.04%
Weighted average exchange rate	1.5883	1.5883
Fair value liability (in millions)	$ (122)	$ (21)

At March 31, 2004, the Corporation had outstanding foreign exchange contracts maturing over the next eighteen months as follows:

	2004	2003
Foreign Exchange Contracts

Net commitment to purchase USD (in millions)	$ 106	$ 263
Weighted average exchange rate	1.4879	1.5554
Fair value liability (in millions)	$ (18)	$ (17)

Fuel price risk management

At March 31, 2004, the Corporation had outstanding heavy fuel oil swap contracts maturing over the next twelve months as follows:

	2004	2003
Heavy Fuel Oil Swaps

Notional amount (in barrels)	3.3 million	3.2 million
Weighted average fixed price/barrel (in USD)	$ 21.92	$ 17.89
Fair value asset (in millions)	$ 9	$ 8

21

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

15.

FINANCIAL INSTRUMENTS (continued)

At March 31, 2004, the Corporation had outstanding natural gas swap contracts maturing over the next eighteen months as follows:

	2004	2003
Natural Gas Swaps

Notional amount (in btu's)	10.1 million	1.3 million
Weighted average fixed price/btu (in USD)	$ 5.95	$ 3.92
Fair value asset (in millions)	$ 14	$ 4

Under these agreements, the Corporation exchanges monthly payments based on the differential between a fixed price and a monthly cumulative floating price for the associated fuel.  The differential to be paid or received is reflected in the cost of purchased power or fuel expense.

Fair value of debt and sinking funds

	2004	2003
Long - Term Debt

Book value (in millions)	$ 3,286	$ 3,131
Fair value (in millions)	$ 3,879	$ 3,639

Sinking Funds

Book value (in millions)	$ 403	$ 387
Fair value (in millions)	$ 452	$ 420

Fair value of nuclear decommissioning and used fuel management funds

	2004	2003
Nuclear Decommissioning & Used Fuel Management Funds

Book value (in millions)	$ 176	$ 20
Fair value (in millions)	$ 183	$ 20

Fair value of other financial assets and liabilities

The fair values of all other financial assets and liabilities are not materially different from their carrying values

Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations.  The Corporation conducts a thorough assessment of debtors prior to granting credit and actively monitors the financial health of its debtors on an on-going basis.  The maximum credit risk exposure is deemed to be the sum of accounts receivable, net of applicable reserves, and the total unrealized gains on other financial instruments exposed to credit risk .  Accounts receivable, net of applicable reserves is $1 8 1 million (2003 - $188 million).   The total unrealized gains on other financial instruments exposed to credit risk is $23 million (2003 - $12 million).

22

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

16.

COMMITMENTS AND CONTINGENCIES

Coleson Cove Generating Station Refurbishment

Expenditures to March 31, 2004 to refurbish, extend its service life and install emission control equipment amounted to $ 467 million (2003 - $106 million).  The refurbishment project is expected to be completed by January 2005 (See Note 7) .

Belledune Wharf

The Corporation has entered into an operating lease expiring in 2013, with a twenty year renewal option, for the port facility at Belledune.  This lease provides for annual charges of approximately $5 million.

Courtenay Bay Generating Station

The Corporation has entered into a lease agreement for site facilities, expiring in 2021, with a five-year option to extend.  The tenant has repowered an existing 100 MW unit to a 280 MW combined cycle natural gas unit , which began commercial operation effective September 2001.

The Corporation has also entered into a related power purchase and transmission access agreement expiring in 2021, with a five year option to extend, with the same third party.  The Corporation will purchase all the electrical energy produced by the re-powered 280 MW combined cycle natural gas unit during the winter period, November 1 to March 31, and from time to time, some or all of the electrical energy produced during the summer period.

Power Purchase Agreements

The Corporation has entered into a 20 year power purchase agreement to purchase all the capacity and electrical energy produced by a 90 MW co-generation facility that is expected to begin production in December 2004.

The Corporation also has an outstanding power purchase agreement for 38.5 MW of capacity and energy from a co-generation facility which expires in 2027.

Gas Transportation Agreement

The Corporation has entered into an agreement expiring in 2015, for firm natural gas transportation service to the re-powered Courtenay Bay Generating Station.  The cost of transportation will be recovered from the tenant referred to in the lease of the generating station.

Orimulsion(r) Fuel Supply

The Corporation has a n agreement with Bitor America Corporation to purchase Orimulsion(r) fuel for the Dalhousie Generating Station to 2010.  Also, the Corporation signed a term sheet and negotiated a contract with Bitor America Corporation for the purchase of Orimulsion(r) fuel for the Coleson Cove Generating Station for a twenty year term, beginning in 2004.  In February 2004, the Corporation filed a lawsuit against Bitor America Corporation and  Petroleos de Venezuela ("P DVSA ") for breach of contract.  The legal action was taken against the Orimulsion(r) fuel supplier to protect the benefits in the contract for the Coleson Cove Generating Station Refurbishment .
23

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

16.

COMMITMENTS AND CONTINGENCIES (continued)

Computer Equipment

The Corporation has entered into operating leases relating to computer equipment.  The future minimum lease payments under these leases are as follows:

	2004	2003
2005 2006 2007	$ 4 2 1	$ 3 1 -
	$ 7	$ 4

1 7 .     RESTRUCTURING

In April 2003 the Province of New Brunswick enacted the "Electricity Act".  This Act provides for:

  The restructuring of New Brunswick Power Corporation into five crown corporations:

  New Brunswick Power Holding Corporation

  New Brunswick Power Nuclear Corporation

  New Brunswick Power Generation Corporation

  New Brunswick Power Transmission Corporation

  New Brunswick Power Distribution and Customer Service Corporation

  The establishment of a New Brunswick System Operator , a not for profit organization whose primary objective is to independently direct the operation of the electricity market and maintain the adequacy and reliability of the transmission grid.

  The establishment of the New Brunswick Electric Finance Corporation.  The New Brunswick Electric Finance Corporation will provide financing and financial backing as required by the new operating companies until such time as they can borrow on their own

The Act also allows for the Province of New Brunswick to:

  Cause the Generation Corporation to sell all or part of its assets comprising the Coleson Cove Generating Station, or enter into an agreement including a trust, lease, partnership, joint venture or operating agreement, with respect to the Coleson Cove Generating Station.

  Cause the Nuclear Corporation to enter into an arrangement including a trust, lease, partnership, joint venture or operating agreement with respect to the Point Lepreau Nuclear generating Station .

  Effect the transferring of officers, employees, assets, liabilities, rights and obligations of New Brunswick Power Corporation to the New Brunswick Power Holding Corporation, the four operating companies, the System Operator and the Electric Finance Corporation.  The transfers of assets, liabilities, rights and obligations will be done at their book values.

The Act received royal assent on April 11, 2003 and is expected to be proclaimed during 2004-05.
24

NEW BRUNSWICK POWER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004

(in millions)

18.

COMPARATIVE FIGURES

Certain 2003 figures have been reclassified to conform to the 2004 financial statement presentation.

25